P.E. 1/30/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

15005270

Received SEC
MAR 25 2015
Washington, DC 20549

March 25, 2015

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-25-15

Geoffrey Edwards
Wal-Mart Stores, Inc.
geoffrey.edwards@walmartlegal.com

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2015

Dear Mr. Edwards:

This is in response to your letter dated January 30, 2015 concerning the shareholder proposal submitted to Walmart by the Connecticut Retirement Plans and Trust Funds. We also received a letter from the proponent on February 23, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Laura Jordan
State of Connecticut
Office of the Treasurer
laura.jordan@ct.gov

March 25, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2015

The proposal urges the compensation, nominating and governance committee to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement.

There appears to be some basis for your view that Walmart may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Walmart's policies, practices and procedures compare favorably with the guidelines of the proposal and that Walmart has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Walmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Walmart relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Denise L. Nappier
Treasurer

State of Connecticut
Office of the Treasurer

Christine Shaw
Deputy Treasurer

February 23, 2014

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Request by to omit stockholder proposal submitted to Wal-Mart Stores, Inc. by Connecticut Retirement Plans and Trust Funds

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Connecticut Retirement Plans and Trust Funds ("CRPTF") submitted a shareholder proposal (the "Proposal") to Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company"). The Proposal asks Wal-Mart's Compensation, Nominating and Governance Committee to include in the metrics used to determine senior executive compensation at least one metric related to Wal-Mart's employee engagement. The Proposal defines employee engagement as the extent to which the company's hourly, non-exempt workforce is motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals.

By letter dated January 30, 2015 (the "No-action Request"), Wal-Mart stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2015 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Wal-Mart argues that it is entitled to exclude the Proposal in reliance on (a) Rule 14a-8(i)(7), on the ground that the Proposal relates to the Company's ordinary business operations; and (b) Rule 14a-8(i)(10), arguing that Wal-Mart has substantially implemented the Proposal. Because Wal-Mart has not satisfied its burden of showing that it is entitled to rely on either exclusion, the CRPTF respectfully asks that its request for relief be denied.

Ordinary Business

Wal-Mart argues that the Proposal is excludable on ordinary business grounds, pursuant to Rule 14a-8(i)(7), because its "thrust and focus" is employee engagement rather than senior executive compensation. Wal-Mart claims that the definition of "employee engagement"—"the extent to which the Company's hourly, non-exempt workforce is motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals"—shows that the Proposal "is not focused on issues concerning senior executive compensation." (No-Action Request, at 5) Wal-Mart does not identify any other language from the Proposal's resolved clause or supporting statement compelling that conclusion.

The No-Action Request does not specify how a proposal's thrust and focus should be determined. Three approaches to discerning the thrust and focus of a senior executive compensation metrics proposal suggest themselves from the No-Action Request and prior Staff determinations:

1. The metric itself is the thrust and focus; thus, if the metric is related to the company's ordinary business operations, the proposal is excludable. The No-Action Request implies that this approach should be used but does not state it outright.
2. The resolved clause and the supporting statement is analyzed together to ascertain which topic enjoys the greatest emphasis and is thus the proposal's thrust and focus, with no decision rules to guide that analysis. Wal-Mart's reference, without any elaboration, to the Proposal's supporting statement demonstrating the employee engagement thrust and focus of the Proposal hints at this possibility. The Staff's determinations in The Walt Disney Co. (Dec. 15, 2004, 2004) and General Electric Co. (Jan. 10, 2005) may have used this approach, or something like it.
3. The thrust and focus is senior executive compensation unless something about the way the metric would operate indicates that the goal of the proposal is to effect a specified change in an ordinary business matter. The Staff's determination in Wal-Mart Stores, Inc. (Mar. 17, 2003) lends support to this approach.

As discussed further below, the CRPTF believes that approach 1 is not consistent with the policies animating the ordinary business exclusion. Approach 2 produces inconsistent results without any decision rules, but a quantitative methodology would be subject to manipulation. Approach 3 would allow identification of proposals that mention senior executive compensation but would result in a specific change to an ordinary business matter. Accordingly, approach 3 should prevail. Under that analysis, the Proposal's thrust and focus is senior executive compensation, making exclusion on ordinary business grounds inappropriate.

Equating a Requested Metric With the Proposal's Thrust and Focus is Inconsistent With the Commission's Articulated Policies Behind the Ordinary Business Exclusion

Wal-Mart implies, by resting its argument almost entirely on the appearance of the term "employee engagement" in the resolved clause, that the requested metric itself, and not senior executive compensation, should be considered the thrust and focus of the Proposal. In essence, Wal-Mart conflates a proposal directly trying to effect a particular change in the level of employee engagement with a proposal, like the Proposal, that asks a company to include a metric related to employee engagement in the formula for senior executive incentive pay.

But those two proposals fare quite differently under the analysis the Commission articulated in its 1998 release on employment-related shareholder proposals. In Exchange Act Release No. 40018 (the "1998 Release"), the Commission stated that the "policy underlying the ordinary business exclusion rests on two central considerations":

- It is not practical for shareholders to oversee matters that are fundamental to management's day-to-day running of the company, such as the hiring, promotion and termination of employees; and
- Shareholders should not "micro-manage" the company by "probing too deeply into matters of a complex nature" on which shareholders are not in a position to make an informed judgment; micro-management may involve intricate detail, specific time-frames or methods for implementing complex policies.

Comparing the Proposal with a hypothetical[1] proposal (the "Employee Engagement Proposal") requesting that the company commit to increasing engagement levels for the hourly, non-exempt workforce and report to shareholders annually on its progress illustrates the important differences. Under current Staff interpretation, no significant social policy issue implicated by the Employee Engagement Proposal would override the 1998 Release considerations, as would be the case with a proposal addressing employment discrimination or human rights in the employment context.

Increasing engagement levels would entail a number of different steps, including measuring initial levels, identifying drivers of engagement, determining how to promote greater engagement and making any necessary personnel changes. At a large company, it is unlikely that the board would be involved in any of those activities; instead, management would be responsible for them. Indeed, many of the

[1] The Employee Engagement Proposal follows a template common to corporate social responsibility proposals: ask the company to make a specific change and report to shareholders on its progress.

tasks would involve exactly the kind of day-to-day decisions, including hiring, promotion and termination of employees, the Commission identified in the 1998 Release as inappropriate for shareholder oversight.

As well, the Employee Engagement Proposal could be seen as micro-managing the company, because it directs the company to achieve a particular goal, increasing employee engagement, and the company would need to report annually to shareholders on the steps it is taking to do so. Those requests arguably would qualify as the implementation of a complex policy. As well, shareholders would likely lack the information needed to make an informed judgment on the company's efforts, given the limitations of annual reporting and shareholders' status as outsiders.

Those same considerations weigh in the opposite direction when applied to a proposal, like the Proposal, asking that a metric relating to employee engagement of the hourly, non-exempt workforce be incorporated into senior executive incentive compensation. Selecting metrics for senior executive incentive compensation is a core board function. Compensation metrics are chosen once a year for short-term plans and once every three years for most long-term plans; thus, unlike the hiring, promotion and termination of employees, selecting metrics is not a day-to-day task fundamental to management's running of the business.

The Proposal does not dictate anything about the employee engagement metric to be used. The board has discretion to adopt a metric and target allowing for a full payout if employee engagement stays the same, or does not decline by more than a certain percentage, if the board believes that increasing employee engagement should not be the goal. Similarly, the Proposal does not specify how employee engagement is to be measured—by surveying employees, surveying customers, or sending mystery shoppers into stores, to name a few possibilities. The Proposal does not concern itself with the nuts and bolts of how an employee engagement metric target would be achieved, such as changing job descriptions, replacing underperforming managers, amending hiring criteria or implementing mentoring or training programs.

Rather than a separate report as provided for in the Employee Engagement Proposal, the Compensation Discussion and Analysis section of the company's proxy statement would describe the employee engagement metric (along with other metrics used in incentive pay determinations for named executive officers) and indicate whether it had been satisfied during the relevant period. Shareholders have developed expertise in evaluating metrics: they routinely vote on metrics for section 162(m) purposes, assess equity compensation plans, and, more recently, make decisions on "say on pay" management proposals, which are a referendum on senior executive compensation policies and decisions, including metrics. In short, the Proposal would not insert shareholders into day-to-day management activities, nor would it micro-manage or give shareholders oversight over complex matters on which they are not able to make an informed judgment.

Thus, submitting the Proposal is not simply a matter of camouflaging an Employee Engagement Proposal. The Proposal does communicate that employee engagement is a worthy area of focus—as other metrics proposals do—but that fact alone is not determinative. The Employee Engagement Proposal and the Proposal have materially different goals, methods and end products. Thus, an approach equating the metric itself with a proposal's thrust and focus would not be consistent with the considerations set forth by the Commission in the 1998 Release.

Parsing the Proposal and Supporting Statement to Identify the Predominant Topic Produces Inconsistent Results Without Additional Factors to Guide the Analysis, But Quantitative Decision Rules Would Be Easily Manipulated; Under Such an Analysis, However, the Proposal's Thrust and Focus is Senior Executive Compensation

Although Wal-Mart does not say so directly, it is possible that it advocates parsing the supporting statement to determine which subject—senior executive compensation or employee engagement—predominates. Wal-Mart asserts that the Proposal's supporting statement bolsters the Company's argument that the thrust and focus of the Proposal is employee engagement rather than senior executive compensation. Nowhere does Wal-Mart identify any specific language from the supporting statement leading to that result; it simply says conclusorily that the Proposal's supporting statement is similar to the supporting statement of the proposal in Apple, Inc. (Dec. 30, 2014).

Trying to fix the predominant subject of a proposal (and its supporting statement) is not a straightforward exercise. What is tallied or considered? The number of sentences addressing each topic? The placement of those sentences? How should sentences addressing more than one topic be treated? The degree of alignment between the request in the resolved clause and the predominant topic of the supporting statement? Is the focus of the resolved clause accorded greater weight than the balance of subjects in the supporting statement, given that the resolved clause is the action the company is asked to take? Should a proposal suggesting a technical or obscure metric be given more leeway to explain the metric and its importance to the company without risking the proposal's thrust and focus?

Any kind of quantitative standard would be easy for a proponent to manipulate. A proponent could divide one sentence addressing compensation into two or three short sentences. The word "compensation" could be inserted liberally throughout the supporting statement. Defined terms could be used to boost the word count attributable to a topic, or to minimize mentions of it.

Or should the thrust and focus analysis be conducted with an "I know it when I see it" standard, as Supreme Court Justice Potter Stewart famously described his approach to identifying obscenity. An open-ended inquiry would tend to produce inconsistent decisions and increase uncertainty in a process already viewed as subjective. (See Cynthia M. Krus, *Corporate Secretary's Answer Book*, at 5-38.4 (2009 Supp.) ("This exclusion—Rule 14a-8(i)(7)—is by far the most frequently cited—and the most controversial due to its subjective nature."))

The inconsistent results of the current thrust and focus analysis are illustrated by seven Staff determinations, three[2] of the determinations cited by Wal-Mart and four not mentioned in the No-Action Request.

Wal-Mart likens the Proposal to those in The Walt Disney Co. (Dec. 15, 2004) and General Electric Co. (Jan. 10, 2005), which sought incorporation of general social responsibility criteria into executive performance goals. The proposals' supporting statements focused on teen smoking and the depiction of smoking in entertainment. The Staff explained in determinations permitting exclusion that "the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." In Apple, Inc. (Dec. 30, 2014), also relied on by Wal-Mart, the proposal asked that a legal compliance metric be added to the formula for senior executive compensation. The Staff concurred with Apple that it could exclude the proposal, stating that "although the proposal relates to executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the company's legal compliance program."

But the opposite result was reached in four other determinations, two of which involved proposed criteria related to companies' workforces much like the employee engagement metric sought in the Proposal. In United Technologies (Feb. 20, 2001), the requested metric for senior executive compensation was measures of human capital such as contributions to employee training, morale and safety. The company claimed, as Wal-Mart does here, that the proposal, despite its ostensible focus on senior executive compensation, was really intended to "address the management of the workforce," and that its "overarching objective is to elevate employee satisfaction to a higher priority in terms of management objectives," subjects that had been held to constitute ordinary business. The Staff did not permit exclusion.

A similar proposal was the subject of Louisiana-Pacific Corp. (Feb. 29, 1996). There, the proposal urged the company's board of directors to adopt policies for senior executive compensation that prioritized achieving continuous improvement in productivity, quality and service through employee involvement in decision-making, employee compensation linked to performance and a strong commitment to training. Louisiana-Pacific urged that although the proposal nominally related to

[2] The proposal in Wal-Mart Stores (2003) would have operated differently from the other proposals; it is discussed below.

executive compensation, its intent was to cause changes in the company's business operations relating to product quality, employee involvement in decision making, compensation of non-executive employees, and employee training." The Staff did not concur and noted that "the proposal appears to be sufficiently related to policies and standards for setting executive compensation so as to render [the ordinary business ground for exclusion] unavailable."

UAL challenged a proposal asking it to incorporate measures related to the "rebuilding of the Company's core air transportation business," including recalling employees laid off as a result of the September 11th terrorist attacks and refraining from subcontracting work previously done by company employees, into executive compensation criteria. (UAL Corp. (Feb. 1, 2002)) UAL contended that the proposal was excludable because it aimed to compel executives to take the actions, such as recalling laid-off employees, which were related to the company's ordinary business operations. The Staff rejected that argument and declined to allow exclusion.

The Staff also reached a different result recently in Gilead Sciences, Inc. (Feb. 21, 2014) Gilead invoked the ordinary business exclusion to omit a proposal asking the board to adopt a policy that CEO incentive compensation should include non-financial measures based on patients' access to the company's medicines. Gilead claimed that the proponent was "attempting to camouflage the Proposal as relating to executive compensation when, in fact, the thrust and focus of the Proposal is a matter of ordinary business," pricing of the company's products. The Staff declined to grant relief.

The different outcomes between the determinations Wal-Mart cites and the four determinations in which exclusion was not permitted are difficult to harmonize. Possibly, one difference between the Walt Disney and General Electric proposals, on the one hand, and the Gilead, UAL, United Technologies and Louisiana-Pacific proposals, on the other, was that the mismatch between the broad requested metrics and the very narrow discussion in the Disney and GE supporting statements gave the impression that the proponents' goals were more related to depiction of teen smoking than encouraging senior executives to attend to social responsibility generally.

But the Apple proposal was substantially similar to the proposals in Gilead, UAL, Louisiana-Pacific and United Technologies. All sought incorporation of a metric in the resolved clause and then discussed both general compensation matters and the merits of the metric in the supporting statement. All of the companies argued that the thrust and focus of the proposal was the metric itself and in each case the suggested metrics—compliance, human capital management and drug pricing—were matters the Staff had previously determined to relate to ordinary business operations.

Arguably, the proposal to Gilead, which was unsuccessful in obtaining relief, implicated more of the ordinary business concerns from the 1998 Release than any of the other proposals. The Gilead proposal was much more specific about how the patient access metric should be implemented, "recommend[ing]" that CEO incentive pay be decreased if "funding cuts or other restrictions to publicly-financed pharmaceutical assistance programs or prescription drug plans" impede patient access or if Gilead drugs are placed into "formulary categories that increase the co-payment or cost-sharing requirement for patients." As well, Gilead could point to a long-running campaign against the company by the AIDS Healthcare Foundation, of which the proponent was President, to buttress its argument that the proposal aimed at increasing patient access.

Under a quantitative or quasi-quantitative approach to determining a proposal's thrust and focus, analysis of the Proposal shows a strong focus on compensation.[3] The supporting statement consists of 10 sentences, excluding citations and the final sentence exhorting shareholders to vote for the Proposal. Five of those sentences deal with executive compensation, either generally or at Wal-Mart. Four sentences address employee engagement, explaining why it is an important driver of value at a retailer like Wal-Mart and noting that Wal-Mart trails its competitors in employee surveys.[4] The discussion of employee engagement is logically related to the request in the resolved clause as well as the rest of the supporting statement; unlike the discussion of teen smoking in the Walt Disney and General Electric proposals, it does not seem incongruous or only loosely related to the requested reform. Especially coupled with the fact that the Proposal's requested action would affect only senior executive compensation, the subject of compensation dominates.

The CRPTF should not be penalized for including some material on employee engagement in the Proposal's supporting statement. It would not have been consistent with long-time shareholder proposal practice for the supporting statement to focus solely on senior executive compensation, omitting any discussion of employee engagement, the suggested metric. Shareholder proposals typically make the case for the requested reform not only in the abstract but also at the particular company where the proposal has been submitted. Without information about Wal-Mart's employee engagement problems, a shareholder reading the proxy statement would not understand why the Proposal suggests a metric that would be appropriate at Wal-Mart. The case-by-case analysis used by many institutional investors when voting on executive compensation proposals makes such an explanation particularly important.

[3] To be clear, the CRPTF does not endorse this quantitative analysis, but nonetheless performs it to respond to all of Wal-Mart's arguments, both explicit and implicit.

[4] One of the four employee engagement sentences mentions employee engagement but is concerned primarily with the drawbacks of using only financial accounting metrics for senior executive compensation.

The 2003 Wal-Mart Determination Suggests a Workable Approach to Discerning a Metrics Proposal's Thrust and Focus

Wal-Mart points to Wal-Mart Stores, Inc. (Mar. 17, 2003), claiming it bolsters the Company's characterization of the Proposal's thrust and focus. But the proposal in Wal-Mart differed from all of the proposals described in the previous section, as well as from the Proposal, in an important way. Rather than just urging the incorporation of a metric—in this case the percentage of employees covered by the company's health insurance plan—the proposal also included a sunset provision stating that the metric could be removed when the company's coverage percentage equaled or exceeded the national average.

Wal-Mart did not focus on this aspect of the proposal in its successful no-action request. Instead, it distinguished the Staff's prior determinations in UAL, Louisiana-Pacific and United Technologies on the ground that the criteria in those proposals did not involve employee benefits and "relate[d] to matters that can add to a company's bottom line and increase shareholder value," while the proportion of employees covered by employee health insurance was allegedly unrelated to performance. (The CRPTF is encouraged to learn that Wal-Mart views employee empowerment, training and feedback so positively, given that those factors are positively correlated with employee engagement.) Nor did the Staff cite the sunset provision in its reasoning, stating only that "In this regard we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits."

It seems unlikely, though, that the Staff relied on Wal-Mart's distinction between performance-related and non-performance-related metrics in allowing exclusion in 2003. Neither Wal-Mart nor the proponent of the 2003 proposal presented empirical evidence regarding the relationship between the suggested criterion and corporate performance. As lawyers and (for the most part) not social scientists, the Staff is not well-equipped to make such distinctions without substantive input from proponents and/or companies. As well, the research on those kinds of relationships may be conflicting or otherwise inconclusive; accordingly, they do not serve well as benchmarks for making decisions about exclusion.

Wal-Mart's contrast of the 2003 proposal's employee benefits criterion with the workforce management criteria suggested in the United Technologies and Louisiana-Pacific proposals is a distinction without a difference, since workforce management is no less an ordinary business matter than employee benefits. Indeed, the 1998 Release identified workforce management as a prototypical ordinary business matter.

The sunset provision, though, does serve as a sensible basis for distinguishing the outcome in Wal-Mart (2003) from those in UAL, United Technologies, Louisiana-Pacific and Gilead. By recommending that the employee health coverage metric be dropped from the senior executive pay formula once a specific coverage level was reached, the sunset provision went beyond suggesting executive attention to a particular area, as the UAL, United Technologies, Louisiana-Pacific and Gilead proposals did (and as the Proposal does). Instead, the sunset provision made it clear that the proponent in Wal-Mart had a specific coverage-related goal in mind, and tied the use of the coverage metric to achievement of that goal. In that way, the sunset provision served as concrete evidence, in the resolved clause, of the non-compensation-related thrust and focus.

Allowing exclusion of proposals whose resolved clauses describe the achievement of specific goals related to ordinary business matters would identify those proposals where the ordinary business emphasis outweighs the emphasis placed on senior executive compensation, without requiring an "I know it when I see it" analysis of the proposal and supporting statement. This approach is consistent with the approach followed in proposals addressing the relationship between senior executive compensation and general employee compensation. Such proposals are generally not excludable on ordinary business grounds if implementation could effect a change in senior executive pay, but not general employee compensation.

For example, United Natural Foods (Oct. 2, 2014) sought relief on ordinary business grounds with respect to a proposal asking the company to determine the CEO to employee pay ratio, address the issue of internal pay equity and establish a cap on executive compensation if deemed appropriate. The company claimed that the proposal was really about general employee compensation, but the Staff disagreed, stating that "the proposal focuses on the significant policy issue of senior executive compensation." (See also Exelon Corp. (Jan. 2, 2011) (proposal to limit total individual compensation for each named executive officer to 100x median total annual compensation paid to all employees not excludable because it focused on senior executive compensation))

When, however, a proposal would directly cause a change in general employee compensation, the Staff has allowed exclusion on ordinary business grounds. In Delta Air Lines, Inc. (Mar. 27, 2012), the proposal prohibited payment of any amount under any incentive program for executive officers unless the retirement accounts of Delta pilots who retired on or prior to December 13, 2007, and whose defined benefit plan was terminated, are funded. Delta urged that the proposal aimed to undo the effect of the DB plan termination, making the subject of the proposal employee benefits. The proponent urged that the termination of Delta's

DB plan was a significant policy issue. The Staff concurred with Delta, explaining that the proposal's thrust and focus was employee benefits.[5]

Blocking Shareholders From Raising the Role of Non-Financial Metrics in Senior Executive Incentive Pay, or Inviting Challenge to Senior Executive Compensation Proposals' Thrust and Focus, Would Inappropriately Interfere With Dialogue on an Issue Important to Investors

Finally, approaches 1 and 2 could both result in challenges to, and potentially exclusion of, a large proportion of shareholder proposals addressing senior executive compensation metrics, even those not implicating "social" concerns. For example, the thrust and focus of a proposal asking that return on invested capital be incorporated into incentive pay metrics could be viewed as the company's decisions about how to deploy capital or, in other words, decisions about acquisitions, developing new technologies or spinning off non-core businesses, especially if the supporting statement leveled criticism at the company for those types of decisions. Under prior Staff determinations, these activities and decisions clearly constitute ordinary business.

Indeed, the effect could reach beyond metrics proposals. Since 1992, the Division has taken the view that senior executive compensation is a significant social policy issue, precluding reliance on the ordinary business exclusion. That interpretation has not depended on the type of compensation a proposal addresses, so long as its application is limited to senior executives and no other ordinary business concerns, such as micromanagement, are present. (See Staff determinations declining to concur with company views that they are entitled to rely on the ordinary business exclusion at SunTrust Banks, Inc. (Jan. 6, 2015)(clawbacks); The Charles Schwab Corp. (Mar. 6, 2009)(compensation paid after a senior executive's death); JPMorgan Chase & Co. (Mar. 18, 2009)(a "commonsense executive compensation program" with limits on salary, bonus, equity compensation and severance); Limited Brands, Inc. (Mar. 26, 2012)(equity retention); Burlington Northern Santa Fe Corp. (Jan. 22, 2008)(the shareholder advisory vote ("say on pay") on the named executive officers' compensation); Exelon Corp. (Jan. 2, 2014)(limiting named executive officer total compensation to 100 times the median annual total compensation paid to all employees); Kroger Co. (Mar. 18, 2008)("pay for superior performance" approach to senior executive compensation, including performance targets for vesting of equity awards))

[5] It is important to note that the Delta proposal did not seek incorporation of a metric into the formula for determining the amount of senior executive compensation, as the Proposal does, but instead linked senior executives' entitlement to receive any incentive compensation they had earned, using metrics the compensation committee had already selected, to restoring the pilots' pension accounts.

The supporting statements of many types of proposals listed above address ordinary business matters in the course of making the case for the requested executive compensation reform. Those ordinary business topics include executive stock sales (equity retention proposals); executive misconduct, including legal violations and violations of company codes of conduct (clawback proposals); and transactions triggering a change of control that are not considered extraordinary transactions (severance and accelerated vesting proposals). Conducting a thrust and focus analysis of those proposals, and permitting exclusion of proposals that seem to emphasize ordinary business matters too much, would undermine the status of senior executive compensation as a significant policy issue.

Depriving shareholders of the ability to suggest companies incorporate non-financial metrics into senior executive incentive pay would be particularly ill-timed, given the growing recognition of the relationship between non-financial measures of corporate sustainability and long-term financial performance. A 2012 meta-analysis of 36 academic studies on the relationship between high-performing securities in terms of social responsibility and corporate performance found a positive correlation. (Deutsche Bank Climate Change Advisors, *Sustainable Investing: Establishing Long-Term Value and Performance*, at 38 (2012) (available at https://institutional.deutscheawm.com/content/_media/Sustainable_Investing_2012.pdf))

An increasing number of companies are incorporating sustainability-related metrics into senior executive incentive pay determinations. A recent study of S&P 500 companies by Sustainalytics and GMI Ratings found that 53.8% reported using at least one sustainability metric in executive incentive pay calculations. (Gary Hewitt & Greg Ruel, "Sustainability Metrics in Executive Pay," at 2 (2014)) Thus, adopting an approach that would completely or largely result in the exclusion of proposals on sustainability-related executive pay metrics would stymie shareholder communication efforts on a topic of increasing interest and importance.

Wal-Mart has failed to meet its burden of establishing its entitlement to exclude the Proposal in reliance on the ordinary business exclusion. It has not articulated a coherent theory about why the Proposal's thrust and focus is not senior executive compensation, the subject of the requested reform and of a substantial portion of the supporting statement. Conclusory assertions that the Proposal is like the proposals in several determinations where exclusion was allowed do not satisfy Wal-Mart's burden, especially when an equal number of determinations not mentioned in the No-Action Request—with proposals very similar to the Proposal and arguments closely tracking Wal-Mart's here—reached the opposite result. The CRPTF respectfully asks that Wal-Mart's request for relief on this ground be denied.

Substantial Implementation

Wal-Mart also claims that it has substantially implemented the proposal, supporting exclusion pursuant to Rule 14a-8(i)(10), because "the Company's Management Incentive Plan . . . includes a diversity and inclusion metric related to employee engagement." Specifically, Wal-Mart's senior executives must attend at least two diversity and inclusion events and actively sponsor at least two employees.

Wal-Mart appears to concede, as it must, that "diversity and inclusion" are not the same as employee engagement. It attempts to sidestep that fact by citing a statement in its Diversity and Inclusion Report that "diversity and inclusion are drivers of employee engagement, empowerment, innovation and productivity."

That is like asserting that using sales as a metric substantially implements a proposal asking that net income be used, because sales drive net income. Numerous factors, beyond diversity and inclusion, drive employee engagement. Researchers and practitioners have identified the following drivers of employee engagement:

- A respectful manager/supervisor and workplace
- Belief in senior management's effectiveness and integrity
- Sufficient resources to do the job
- Pride in the organization
- Feedback and a focus on employee development
- Understanding of the organization's strategy and the connection of one's own job
- Fair compensation
- Work-life balance

Trying another angle, Wal-Mart urges that the diversity and inclusion metrics promote employee engagement by "promoting a culture of engagement that starts with executives and permeates the Company-wide workforce." The Proposal does not seek to incorporate measures of senior executive engagement; indeed, they are not even relevant to the Proposal.[6] The Proposal defines employee engagement as the extent to which the company's "*hourly, non-exempt workforce* is motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals." Wal-Mart's assertion that engaging senior executives "trickles down" to create more engaged workforce is not a measure of

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[6] That difference between the Proposal and last year's proposal defeats any effort to rely on last year's Staff determination. Last year, Wal-Mart exploited the less specific definition of employee engagement to argue successfully that engaging senior executives themselves through participation in diversity and inclusion activities substantially implemented the proposal. The Proposal's more refined definition makes clear that the essential objective of the Proposal is incorporation of a measure of engagement of the broader, hourly, workforce, an objective Wal-Mart does not come close to meeting.

that workforce's engagement. Thus, including a diversity and inclusion metric cannot be said to satisfy the essential objective of the Proposal.

If you have any questions or need anything further, please do not hesitate to call me on (860) 702-3163. The CRPTF appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura Jordan

Laura Jordan
Assistant Treasurer for Policy

cc: Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.
Geoffrey.Edwards@walmartlegal.com

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Bentonville, AR 72716-0215
Phone 479.204.6483
Fax 479.277.5991
Geoffrey.Edwards@walmartlegal.com

January 30, 2015

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of the Connecticut Retirement Plans and Trust Funds
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Shareholders' Meeting (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Denise L. Nappier on behalf of the Connecticut Retirement Plans and Trust Funds (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> "RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Compensation, Nominating and Governance Committee (the "Committee") to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement. Employee engagement is the extent to which the company's hourly, non-exempt workforce is motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals.
>
> The Committee should use its discretion, with the help of third-party employee engagement experts, in selecting and measuring the employee engagement metric and deciding whether the metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term performance shares program (or successor short- and long-term incentive programs).
>
> This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation."

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Specifically, the Proposal focuses on the Company's management of its workforce as it pertains to employee engagement.

Rule 14a-8(i)(7) allows for exclusion of a proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A. The Proposal Implicates The Company's Management Of Its Workforce.

The Commission and Staff have long held that a shareholder proposal may be excluded under Rule 14a-8(i)(7) if it, like the Proposal, relates to a company's management of its workforce. The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Consistent with the 1998 Release, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Northrop Grumman Corp.* (avail. Mar. 18, 2010), the Staff concurred that a proposal requesting that the board identify and modify procedures to improve the visibility of educational status in the company's reduction-in-force review process could be excluded, noting that "[p]roposals concerning a company's management of its workforce are generally excludable under [R]ule 14a-8(i)(7)." *See also Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (concurring that a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce could be excluded because it concerned "procedures for hiring and training employees"); *Consolidated Edison, Inc.* (avail. Feb. 24, 2005) (concurring that a proposal requesting the termination of certain supervisors could be excluded as it related to "the termination, hiring, or promotion of employees"); *Bank of America Corp.* (avail. Feb. 4, 2005) (concurring that a proposal regarding the relocation of U.S.-based jobs to foreign countries could be excluded as it related to the company's "management of the workforce"); *Fluor Corp.* (avail. Feb. 3, 2005) (concurring that a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company could be excluded as it related to the company's "management of its workforce"); *Allegheny Energy, Inc.* (avail. Mar. 3, 2003) (concurring that a proposal requesting the removal of certain executive officers could be excluded as it related to "the termination, hiring, or promotion of employees"); *McDonald's Corp.* (avail. Mar. 19, 1990) (concurring that a proposal regarding various Company policies, including affirmative action and equal employment opportunity policies, could be excluded under the predecessor to Rule 14a-8(i)(7)).

The Proposal requests that the Committee "include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement." The Proposal then defines "employee engagement" as "the extent to which the company's hourly, non-exempt workforce is motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals." The Company employs approximately 2.2 million associates worldwide.[1] Ensuring that these associates are "motivated to contribute" to the Company's success and are "willing to apply discretionary effort" to accomplish the Company's goals is a fundamental component of management's day-to-day operations. Moreover, decisions concerning employee relations, including efforts related to motivating the Company's "hourly, non-exempt workforce," are multifaceted, complex and based on a range of factors beyond the knowledge and expertise of shareholders. These are fundamental business issues for the Company's management and require an understanding of the business implications that could result from changes made.

B. The Proposal Does Not Focus On A Significant Policy Issue.

Even though the Proposal requests that employee engagement metrics be used to "determine senior executives' incentive compensation," the Proposal remains excludable under Rule 14a-8(i)(7). We recognize that the Staff has concluded that proposals focusing on executive compensation matters raise significant policy issues that are not within a company's ordinary course of business. *See, e.g., AT&T Corp.* (avail. Mar. 1, 2004) (proposal requesting a special review of "executive compensation policies to determine whether they create an undue incentive to export jobs, restructure operations or make other decisions that may prove to be short-sighted, by linking the compensation of senior executives to measures of performance that are based on corporate income or earnings" not excludable under Rule 14a-8(i)(7)); *International Business Machines Corp.* (avail. Feb. 2, 2004) (proposal requesting a special review of executive compensation policies to determine whether they "create an undue incentive to make short-sighted decisions, by linking the compensation of senior executives to measures of performance that include net earnings, cash flow and earnings-per-share" not excludable under Rule 14a-8(i)(7)). In these instances, executive compensation policies were the primary focus of the proposals, and, as such, the proposals were not excludable under Rule 14a-8(i)(7).

[1] *See* Wal-Mart Stores, Inc. 2014 Annual Report, p. 13.

However, even where a proposal purports to address executive compensation, the Staff allows exclusion of the proposal under Rule 14a-8(i)(7) where the thrust and focus of the proposal relates to a matter of ordinary business. For example, in *Apple Inc.* (avail. Dec. 30, 2014), the Staff concurred in the exclusion of a proposal requesting that the compensation committee "include in the metrics used to determine incentive compensation for Apple's five most-highly compensated executives . . . a metric related to the effectiveness of Apple's policies and procedures designed to promote adherence to laws and regulations . . . ." Apple argued that the proposal focused on Apple's legal compliance program, an ordinary business matter and thus was excludable under Rule 14a-8(i)(7). The Staff agreed and noted that "although the proposal relates to executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the company's legal compliance program." *See also General Electric Co.* (avail. Jan. 10, 2005) (concurring in the exclusion of a proposal requesting that the compensation committee include social responsibility and environmental criteria among the performance goals executives must meet to earn their compensation, where the proposal's supporting statement was devoted primarily to a recitation of statistics purporting to show a link between teen smoking and the presentation of smoking in movies. In allowing exclusion of the proposal, the Staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production."); *The Walt Disney Co.* (avail. Dec. 15, 2004) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 17, 2003) (concurring in the exclusion of a proposal requesting that the board of directors consider as a factor in determining senior executive compensation the percentage increase of employees covered by the company's medical health insurance plan, noting that "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits").

In this case, the Proposal is very similar to the proposal that the Staff concurred was excludable in *Apple*. The two proposals are nearly identical except that where the proposal in *Apple* calls for a compliance metric to be used in determining incentive compensation for Apple's five highest compensated executives, the Proposal requests that a different ordinary business matter—an employee engagement metric—be used to determine the incentive compensation of "senior executives" generally. Even the Proposal's supporting statement is very similar to the proposal in *Apple*, with each stating that the proponents "believe it is important for incentive compensation formulas to reward senior executives" for ensuring improvement of employee engagement and legal compliance, respectively. And just as the thrust and focus of the proposal in *Apple* was the ordinary business matter of legal compliance, here the thrust and focus of the Proposal is the Company's management of its workforce as pertains to employee engagement. The Proposal explicitly defines employee engagement as "the extent to which the [C]ompany's *hourly, non-exempt workforce* is motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals." (emphasis added). This definition of employee engagement indicates that the Proposal is not focused on issues concerning senior executives but rather on how the Company motivates its workforce. Thus, as established by *Apple*, *General Electric*, *Walt Disney*, and *Wal-Mart*, the Proposal's reference to "senior executives'" compensation are insufficient to avoid exclusion under Rule 14a-8(i)(7). Therefore, because the thrust and focus of the Proposal is the Company's management of its workforce, which is a matter of ordinary business, the Company may exclude the Proposal under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (Burt) (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); The Gap, Inc. (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

The Company has substantially implemented the Proposal because the Company's current compensation practices address the Proposal's essential objective. The Proposal asks the Committee to "include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement." The Proposal defines "employee engagement" as "the extent to which the company's hourly, non-exempt workforce is motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals." The Proposal further states that "[t]he Committee should use its discretion ... in selecting and measuring the employee engagement metric." The Proposal also allows the Committee to use its discretion in "deciding whether the [employee engagement] metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term performance shares program."

The Company has substantially implemented the Proposal because the Company's Management Incentive Plan (the "Annual Incentive Plan") already includes a diversity and inclusion metric related to employee engagement, as defined in the Proposal, and the Committee has adopted this metric for use in its compensation determinations. Specifically, each executive officer's compensation under the Annual Incentive Plan can be reduced by up to 15% based on the extent to which he or she contributes to diversity and inclusion, which are strongly correlated to employee engagement.

Diversity and inclusion are values embedded in the Company's culture, and the Company considers these values fundamental to its success. As explained in the Company's 2014 Diversity & Inclusion Report (the "D&I Report"),[2] the Company is "bound together by a common way of doing business that serves our customers, drives performance, and creates a positive place for us to work." The D&I Report also states that "[w]inning today – and tomorrow – requires both a diverse workforce made up of the best talent and an inclusive environment that enables and empowers all of us to be at our best," and that "[t]hrough our efforts to foster an inclusive environment, each of our associates feels inspired and encouraged to achieve their goals." Moreover, the D&I Report indicates that diversity and inclusion are drivers of employee engagement, empowerment, innovation, and productivity at the Company.

Because of the importance of these initiatives, since 2004 the Committee has included diversity and inclusion metrics in its compensation determinations pursuant to the Annual Incentive Plan, under which all executive officers and other management associates, whom (in each case) the Committee determines have the potential to contribute significantly to the success of the Company, are eligible to receive Company-performance-based cash incentive payments on an annual basis.[3] As disclosed on page 54 of the Company's 2014 proxy statement:

> A portion of each NEO's cash incentive payment is . . . subject to satisfying diversity objectives, and each NEO's cash incentive payment can be reduced by up to 15 percent if he or she does not satisfy these objectives. The [Committee] established these diversity goals because it believes that diversity and inclusion contributes to an engaged and effective workforce. For fiscal 2014, these objectives consisted of one or both of two components: good faith efforts and placement objectives. Each of our NEOs is subject to good faith efforts requirements. In order to satisfy the good faith efforts component of this program, each NEO must actively sponsor at least two Associates and must also participate in at least two diversity-related events.

---

2 *Available at* http://cdn.corporate.walmart.com/04/50/c9c4367040029f6b2a4aca089d2c/diversity-inclusion.pdf.

3 "Employee diversity goals" is included in the approved performance measures set forth in the Annual Incentive Plan, as amended.

The Committee established these performance metrics under the Annual Incentive Plan after extensive discussions and analysis of the Company's plans for strategic growth, including the Company's commitment to diversity and inclusion. In designing the compensation program, the Committee determined that these metrics were best suited to be included in the Annual Incentive Plan.

All of the Company's executive officers participate in the Annual Incentive Plan, and up to 15% of each executive officer's annual cash incentive payment is subject to the good faith efforts requirements described in the Company's 2014 proxy statement and above. This means that each executive officer must attend at least two diversity and inclusion events and actively sponsor at least two employees. In addition, the compensation of all executive officers with responsibility for the Company's field operations[4] is subject to "placement objectives," which are additional diversity and inclusion metrics. As described in the 2014 proxy statement, for each executive officer whose compensation is subject to the placement objectives, his or her annual cash incentive payment may be adjusted "based on several factors, including the relative number of diverse candidates placed in specified positions within the [executive officer's] organization; the [executive officer's] engagement and participation in a diversity and inclusion strategy; the [executive officer's] leadership efforts in implementing these strategies; and the [executive officer's] efforts in recruiting and developing diverse Associates."

Moreover, diversity and inclusion data in the Company's 2014 Global Responsibility Report (the "GR Report") suggest that these metrics have been effective.[5] The GR Report states that during fiscal year 2014, the Company "increased representation of women and people of color across all store management roles." The Company's GR Report goes on to discuss how the Company's leadership is responsible for driving employee engagement, and also discusses the results of its most recent engagement and inclusion survey:

> Our commitment to diversity and inclusion starts at the top, through the engagement of our senior leaders. More than half of Walmart U.S. business unit presidents, divisional senior vice presidents and regional vice presidents are women and/or people of color. Our senior leadership sets the tone by integrating diversity and inclusion into business strategy as the foundation for our commitment to customer service and associate development. In FY2014, our leaders drove the highest engagement and inclusion survey scores in our history.

Last year, in *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2014), the Staff concurred in the Company's exclusion under Rule 14a-8(i)(10) of a proposal (the "Prior Proposal") substantially

[4] This includes the Company's Chief Executive Officer, the President and Chief Executive Officer of Walmart U.S., the President and Chief Executive Officer of Sam's Club, and dozens of others who are Vice Presidents or above in Walmart U.S. or Sam's Club operations positions.

[5] *Available at* http://corporate.walmart.com/global-responsibility/environment-sustainability/global-responsibility-report.

similar to the Proposal. Aside from the Proposal's recommendation that the Committee use "the help of third-party employee engagement experts," the only difference between the Prior Proposal and the Proposal is a variation in the definition of "employee engagement." Whereas the Prior Proposal defined "employee engagement" as "the extent to which employees are motivated to contribute to organizational success," the Proposal defines the term as "the extent to which the company's *hourly, non-exempt workforce* is motivated to contribute to organizational success" (emphasis added). As explained below, even with this change the Proposal remains excludable under Rule 14a-8(i)(10).

The Company's diversity and inclusion performance metrics qualify as employee engagement metrics, as defined by the Proposal, because the diversity and inclusion performance metrics promote employee engagement by promoting a culture of engagement that starts with executives and permeates the Company-wide workforce. As stated in the 2014 proxy statement, "The [Committee] established these diversity goals because it believes that diversity and inclusion contributes to an engaged and effective workforce."[6] By incentivizing executive officers to foster a workplace in which employees of all backgrounds feel included and empowered, the diversity and inclusion metrics promote the essential objective of the Proposal – hourly, non-exempt employees' "motivat[ion] to contribute to organizational success" and "willing[ness] to apply discretionary effort to accomplish organizational goals." In addition, as stated in the GR Report, the Company's leaders, incentivized by these metrics, "drove the highest engagement and inclusion survey scores in [Company] history." Moreover, in the words of the D&I Report, "Associates who have a great work environment do great work. They're comfortable and free to bring their whole selves to their jobs. That's where creativity and innovation start, and that's how we'll exceed our customers' expectations in the years ahead." Diversity and inclusion are therefore critical aspects of employee engagement, aspects that serve as catalysts for driving higher employee engagement. Because the Proposal explicitly grants the Committee "discretion . . . in selecting and measuring the employee engagement metric and deciding whether the metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term performance shares program," the diversity and inclusion metrics already in place meet the requirements of the Proposal.

Moreover, consistent with the Proposal's definition of "employee engagement," the diversity and inclusion performance metrics assess the extent to which executive officers "contribute to [the Company's] organizational success and are willing to apply discretionary effort to accomplish [the Company's] organizational goals" relating to diversity and inclusion, which, as indicated above, the Company views as drivers of its success. Executive officers hold positions of leadership in the Company. As such, the workplace behavior of these executive officers serves as a guide for other Company employees. Therefore, by compensating executive officers based on their level of engagement, the Company signals to other employees, including members of the Company's "hourly, non-exempt workforce," that it is important to "contribute

[6] Wal-Mart Stores, Inc. 2014 Proxy Statement, p. 54.

to organizational success" and "to apply discretionary effort to accomplish organizational goals." The Company's emphasis on employee engagement does not stop, but rather only begins, with the diversity and inclusion metrics used in executive compensation. Below the executive level, senior managers and managers are evaluated annually on how well they foster engagement among associates. Taken together, the diversity and inclusion performance metrics for senior manager and executive compensation and the associate engagement competencies for manager evaluations indicate the Company's commitment to fostering employee engagement by setting the right tone at the highest levels of the Company.

The already implemented diversity and inclusion performance metrics also are consistent with provisions of the Proposal's supporting statement that further define the Proposal's essential objective. Specifically, the Proposal and supporting statement aim to: (1) create "incentive compensation formulas [that] reward senior executives for effective management of employee engagement;" and (2) avoid "reliance on . . . financial metrics [that] could reward senior executives for cutting employee-related expenses in a way that undermines Walmart's prospects." Both metrics steer executive officers away from focusing solely on financial goals and require them to focus efforts on employee growth and development as a fundamental aspect of the Company's long-term success. Thus, the diversity and inclusion performance metrics also address these provisions in the Proposal's supporting statement.

As for the Proposal's recommendation that the Committee use the "help of third-party employee engagement experts" when selecting and measuring the employee engagement metric and determining the program into which it should be incorporated, the Committee already relies on an independent consultant for executive compensation matters. This third-party consultant is an expert on employee compensation matters, including a wide range of performance-based metrics, one of which is employee engagement. The Company therefore has already substantially implemented this aspect of the Proposal as well.

During November 2014, the Committee met and, after due deliberation, determined to continue using the diversity and inclusion objectives in the Annual Incentive Plan for executive officers for the fiscal year ending January 31, 2016. The Proposal's objective of incorporating at least one employee engagement-related metric in determining executive officers' incentive compensation will therefore continue to be substantially implemented going forward.

In *Raytheon Co.* (avail. Feb. 26, 2001), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(10) involving similar circumstances. Specifically, in *Raytheon*, the proponent submitted a proposal "request[ing] that the Compensation and Compensation Administration Committees of the Board of Directors, in establishing and administering standards for use in awarding performance-based executive compensation, incorporate measures of human capital such as contributions to employee training, morale and safety, in addition to traditional measures of the [c]ompany's financial performance, such as stock price." The company argued that it had already substantially implemented the proposal because the incentive plan through which executives were awarded performance-based compensation included a measure that incorporated team evaluation information and each executive's participation in the career development of his or employees. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(10) because the company had substantially implemented the proposal. In the current instance, the Company has substantially implemented the Proposal by tying executive compensation to diversity and inclusion, both of which galvanize employee engagement, in addition to setting a tone of engagement to be followed by employees throughout the Company.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals that pertained to executive compensation where the company had already addressed each element requested in the proposal. *See General Electric Co.* (avail. Jan. 23, 2010) (concurring with the exclusion of a proposal requesting that the board explore with certain executive officers the renunciation of stock option grants where the board had conducted discussions with the executive officers on that topic); *AutoNation Inc.* (avail. Feb. 16, 2005) (concurring with the exclusion of a proposal requesting that the board seek shareholder approval for future "golden parachutes" with senior executives where, after receiving the proposal, the company adopted a policy to submit any such arrangements to shareholder vote); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting Intel's board to submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans). Accordingly, based on the actions taken by the Company, the Proposal may be properly excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Geoffrey.Edwards@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-6483 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Denise L. Nappier, Connecticut State Treasurer
Laura Jordan, Connecticut Assistant Treasurer for Policy

EXHIBIT A

State of Connecticut

DENISE L. NAPPIER
TREASURER

Hartford

December 17, 2014

Gordon Y. Allison,
Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Woodruff,

Submitted herewith is a shareholder resolution on behalf of Connecticut Retirement Plans and Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of Wal-Mart Stores.

As the principal fiduciary of the CRPTF, I hereby certify that the CRPTF has held the mandatory minimum number of Wal-Mart Stores shares for the past year. Furthermore, as of December 16, 2014, the CRPTF held 489,500 shares of Wal-Mart Stores stock valued at approximately $40,608,920. The CRPTF will continue to hold the requisite number of shares of Wal-Mart Stores through the date of the 2015 annual meeting.

If you have any questions or comments concerning this resolution, please contact, Laura Jordan, Assistant Treasurer for Policy at (860) 702-3163.

Sincerely

Denise L. Nappier

Denise L. Nappier
State Treasurer

55 Elm Street, Hartford, Connecticut 06106-1773, Telephone: (860) 702-3000

Connecticut Retirement Plans and Trust Funds

RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Compensation, Nominating and Governance Committee (the "Committee") to include in the metrics used to determine senior executives' incentive compensation at least one metric related to Walmart's employee engagement. Employee engagement is the extent to which the company's hourly, non-exempt workforce is motivated to contribute to organizational success and is willing to apply discretionary effort to accomplish organizational goals.

The Committee should use its discretion, with the help of third-party employee engagement experts, in selecting and measuring the employee engagement metric and deciding whether the metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term performance shares program (or successor short- and long-term incentive programs).

This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation.

Supporting Statement

As long-term shareholders, we believe that senior executive incentive compensation should encourage executives to focus on the drivers of Walmart's success. As a retail company, Walmart's level of employee engagement—the extent to which employees apply discretionary effort to achieve the company's goals—is one of its most important assets. Research has shown that employee engagement has been linked to higher employee retention, greater customer satisfaction, improved financial performance, and higher total shareholder return. (See, e.g., Clark, et al., "From the Stockholder to the Stakeholder: How Sustainability Can Drive Financial Outperformance," University of Oxford and Arabesque Partners, September 2014 (available at http://www.smithschool.ox.ac.uk/research/library/SSEE_Arabesque_Paper_16Sept14.pdf)).

Thus, we believe it is important for incentive compensation formulas to reward senior executives for effective management and improvement of employee engagement. Over the past several years, Walmart's incentive programs for named executive officers have used financial accounting metrics such as operating income (annual), sales (annual and performance shares), and return on investment (performance shares) as the metrics for determining awards. Financial accounting views employees only as expenses; in this view, investments in improving employee engagement—for example, by increasing training or adjusting work-life balance—reduce income without any recognition in the financial statements that those investments can promote future success. We are concerned that exclusive reliance on these financial metrics could reward senior executives for cutting employee-related expenses in a way that undermines Walmart's prospects. We note that Walmart trailed its competitors Costco and Target by a significant margin in an independent survey of the three companies' employees (see Melanie Hicken, "Employees Say Working at Walmart Is Worse Than Target and Costco," *Business Insider*, January 18, 2012 (available at http://www.businessinsider.com/what-its-actually-like-to-work-at-walmart-2012-1)).

We ask the Committee not to abandon financial accounting metrics but instead to counterbalance them by adding an employee engagement metric to the mix. We do not believe our request would be overly burdensome; we note that Walmart already surveys employees and discusses associate engagement scores with investors. (Walmart, The 21st Annual Meeting for the Investment Community Transcript, at 7)

We urge shareholders to vote FOR this proposal.

Page 17 redacted for the following reason:

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*** FISMA OMB Memorandum M-07-16 ***

BNY MELLON

525 William Penn Place
4th Floor
Pittsburgh, PA 15259

December 17, 2014

Mr. Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

Re: Connecticut Retirement Plans and Trust Funds CUSIP # 931142103

Dear Mr. Allison:

BNY Mellon is the record owner of shares of common stock ("Shares") of Wal-Mart Stores, Inc., beneficially owned by The State of Connecticut Acting Through Its Treasurer. The shares held by BNY Mellon are held in the Depository Trust Company, in the participant code 954. The Client has held shares of Wal-Mart Stores, Inc., (CUSIP # 931142103) with a market value greater than $2,000.00 continuously for more than a one year period as of December 17th, 2014.

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Scott Dembowski
Vice President, BNY Mellon Asset Servicing

Phone: (412) 234-5532
Email: scott.dembowski@bnymellon.com

Securities offered through MBSC Securities Corporation, a registered broker dealer and FINRA member
Office of Supervisory Jurisdiction One Boston Place 24th Floor, Boston, MA 02108 | Telephone 617 722 7110

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December 31, 2014

VIA OVERNIGHT MAIL
Laura Jordan
Assistant Treasurer for Policy
State of Connecticut
55 Elm Street
Hartford, CT 06106

Dear Ms. Jordan:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), to acknowledge receipt on December 18, 2014 of a letter from State Treasurer Denise Nappier enclosing a shareholder proposal (the "Proposal") to be considered at the Company's 2015 Annual Shareholders' Meeting. We note that Ms. Nappier's letter does not state that the Proposal is being submitted pursuant to Securities and Exchange Commission Rule 14a-8 for inclusion in the Company's proxy statement for its 2015 Annual Shareholders' Meeting. However, given the timing of this submission and the statements in Ms. Nappier's letter, it appears that (and we will treat) the Proposal as submitted pursuant to Rule 14a-8.

If you wish to discuss any matters pertaining to the Proposal, please address your response to me at 702 SW 8th Street, MS 0215, Bentonville, AR 72716-0215. Alternatively, you may transmit any response by facsimile to me at (479) 277-5991 or contact me at (479) 204-6483.

Sincerely,

/s/ Geoffrey W. Edwards
Senior Associate General Counsel

101853858.2

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